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Attention:	Nasreen Mohammed
Joel Parker
Brian Fetterolf
Erin Jaskot

Re:	StubHub Holdings, Inc.
Response to Letter dated May 23, 2024
Amendment No. 8 to Draft Registration Statement on Form S-1
Confidentially Submitted April 25, 2024
CIK No. 0001337634

Ladies and Gentlemen:

On behalf of our client, StubHub Holdings, Inc. (the “Company”), we are submitting this letter in response to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) by letter, dated May 23, 2024 (the “Comment Letter”), regarding the Company’s Amendment No. 8 to Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on April 25, 2024 (the “Draft Registration Statement”).

The Company is concurrently confidentially submitting to the Staff Amendment No. 9 to the Draft Registration Statement (“Amendment No. 9”), which has been revised to reflect certain revisions to the Draft Registration Statement in response to the Comment Letter as well as certain other changes.

For ease of review, we have set forth below each of the numbered comments of the Staff contained in the Comment Letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 9 and all references to page numbers in such responses are to page numbers in Amendment No. 9.

June 5, 2024

Amendment No. 8 to Draft Registration Statement on Form S-1 Submitted April 25, 2024

Prospectus Summary, page 1

1.

We note your response to prior comment 1, as well as your revised disclosure that you generated net income of $405.2 million in 2023. We further note your revised disclosure on page 91 that, “[i]f an underwritten initial public offering had occurred on December 31, 2023, we would have recorded $683.3 million of cumulative stock-based compensation expense,” as well as an additional $646.7 million that will be recognized over 1.8 years. Please include disclosure in your prospectus summary, and elsewhere as appropriate, highlighting this anticipated compensation expense and the impact on your future results of operations, including whether it could impact profitability. Also include risk factor disclosure, as appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 20, 28, 71, 74 and 83 of Amendment No. 9.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Costs and Expenses, page 77

2.

Within your trend discussion, please disclose the impact of the stock-based compensation you expect to record in connection with your initial public offering. Refer to Item 303(a) and (b)(2)(ii) and (iii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 83 of Amendment No. 9.

Gross Ticket Fees, page 83

3.	Please revise to indicate the reasons why your gross ticket fees metric provides useful information to investors. Refer to SEC Release No. 33-10751.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages iii, 22, 80 and 92 of Amendment No. 9.

Adjusted EBITDA, page 84

4.

We note your adjusted EBITDA includes an adjustment labeled “indirect tax contingency costs.” Please clarify what this adjustment is attempting to convey and how it is not an ordinary operating expense. Refer to Question 100.01 of the Non- GAAP Financial Measures Compliance and Disclosure Interpretations (C&DI’s) for guidance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 95 of Amendment No. 9 to clarify that this adjustment relates to the Company’s recent evaluation of its tax positions and the identified potential indirect tax withholding obligations in certain U.S. states and foreign jurisdictions for which the Company had not properly recorded reserves in prior periods, as described in Note 15, “Commitments and Contingencies” and Note 2, “Restatement of Previously Issued Financial Statements” to the Company’s audited consolidated financial statements included in Amendment No. 9. Typically, as part of its normal business practice, the Company collects sales, value-added and other indirect taxes for which the Company has determined a withholding obligation applies to its business activities from its customers at the time of purchase, and these indirect taxes are remitted timely to the proper governmental authority. As such, these indirect taxes are not recorded as part of the Company’s operating results. There are certain U.S. state and foreign jurisdictions where the Company does not believe the respective indirect tax rules and regulations applied to its business activities; however, the Company has determined that these indirect tax matters are inherently subjective due to the complexity and uncertainty of these matters and the administrative, regulatory or judicial processes in the respective jurisdictions. In these instances, the Company has recorded an indirect tax contingency for the estimated exposure for its withholding obligations as a result of the Company’s recent review and ongoing resolution of its current tax positions and estimated potential tax exposures. The Company respectfully advises the Staff that the ultimate amount, timing and payment of estimated liabilities for these tax matters is unknown. The Company is actively working with such authorities to resolve these matters; however, due to such uncertainty, the Company believes it is appropriate to adjust for these indirect tax contingency costs as these contingent exposures for tax withholding obligations are not expected to be part of the Company’s recurring results of operations and business performance upon resolution with the respective tax authorities. As a result, the Company does not expect to adjust for these contingent exposures and related costs beyond such time as these matters are resolved with relevant tax authorities. Further, the Company believes it is appropriate to adjust for these indirect tax contingency costs as they may render comparisons across periods and with other companies less meaningful.

June 5, 2024

Free Cash Flow, page 85

5.

We note your response to prior comment 3 and the revised non-GAAP measure of free cash flow excludes intangible assets and capitalized software development costs. Tell us your consideration of labelling free cash flow as “adjusted” since you include adjustments for multiple types of transactions. Refer to Questions 102.07 and 100.05 of the Non-GAAP Financial Measures C&DI’s for guidance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 22, 96 and 97 to clarify that purchases of property and equipment, purchases of intangible assets and capitalized software development costs are all capital expenditures of the Company. Purchases of intangible assets represent digital images supporting the Company’s website which are considered assets as the digital images have future economic benefit. Capitalized software development costs represent costs incurred to develop software for internal use and in support of the Company’s website, which have future economic benefit. The Company respectfully submits to the Staff that it has considered Questions 102.07 and 100.05 of the Non-GAAP Financial Measures C&DI’s, and believes that (i) it has appropriately labeled and clearly defined free cash flow, including identifying it as a non-GAAP measure, (ii) it has included a clear description of how free cash flow is calculated, as well as the necessary reconciliation, and (iii) the Company’s definition of free cash flow as net cash provided by (used in) operating activities (as presented in the Company’s consolidated statement of cash flows under GAAP), less capital expenditures is consistent with this guidance and comparable with free cash flow as presented by other companies. As such, the Company does not believe that labeling free cash flow as “adjusted” would be appropriate.

June 5, 2024

Our Market Opportunity, page 107

6.

We note your response to comment 1 of our letter dated July 24, 2023 that you “will revise [your] marketing statements and base such statements on data as of a more recent year in connection with a future amendment to the Draft Registration Statement.” We also note your revised disclosure in connection with your market statements and your SAM and TAM assumptions. In connection therewith, please disclose the basis for your belief that you are “the category leader in the international secondary ticketing market.” In this regard, while we note that you rely on GMS as compared to similar metrics of your largest competitors with respect to your position as “the clear leader in the North American secondary ticketing market,” it does not appear that you include comparable disclosure explaining the basis for your international market position. Please also clarify the basis for your statement that you are the largest ticketing marketplace “where fans can buy tickets from sellers of all types,” as this applies to more than the secondary ticketing market. Where you state that you are the “clear leader” in the North American secondary ticketing market, quantify or otherwise explain what makes you the “clear leader.”

Additionally, please disclose the basis for your disclosure that “it has been estimated that approximately 20% of live event tickets go unsold,” that you “estimate this contributes to approximately $15 billion in lost ticket sales each year for CRHs and that the total lost value is much greater . . . . ,” that you “estimate that total global spend on leisure experiences and attractions in 2023 was $348 billion,” and that “[i]n the long-term, we expect the international market will outsize the North American market . . . .”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages iii, 1, 2, 4, 5, 6, 10, 68, 77, 115, 116, 118, 120, 125, 126, 127, 128 and 133 of Amendment No. 9.

Notes to the Consolidated Financial Statements

19. Income Taxes, page F-53

7.

Please provide us with your analysis supporting the release of the deferred tax valuation allowance in fiscal 2023 including the positive and negative evidence considered. Please also address how you considered the stock-based compensation expected to be recorded in connection with your initial public offering.

Response: The Company supplementally advises the Staff that the Company regularly assesses the ability to realize its deferred tax assets (“DTAs”) under ASC 740. This analysis requires an assessment of all available evidence, both positive and negative, and is highly judgmental and requires subjective weighting of such evidence. This analysis is done on a jurisdiction-by-jurisdiction basis in accordance with ASC 740-10-30.

After reviewing all available evidence, in the fourth quarter of 2023, the Company determined that it was more likely than not that its U.S. federal and state DTAs and certain of foreign DTAs were realizable. As a result, the Company recorded a tax benefit of $359 million, of which approximately $321 million relates to the U.S. DTAs, which is the focus of this response.

June 5, 2024

Summary of Negative Evidence:

Cumulative Losses – ASC 740-10-30-21 states that “cumulative losses in recent years” are a type of negative evidence for entities to consider in evaluating the need for a valuation allowance. The Company’s three-year cumulative U.S. income (loss) analysis as of the fourth quarter of 2023 is as follows:

(in millions)	Pretax Income / (loss)	Other Comprehensive Income/ (loss)	Permanent Adjustments	Taxable Income/ (loss) per ASC 740
2021	$(519)	$61	$204	$(254)
2022	$(165)	$155	$(1)	$(11)
2023	$137	$(42)	$2	$97

Three-year cumulative (loss)				$(168)

While the Company was in a three-year cumulative U.S. loss position as of December 31, 2023, it is expected to be in a three-year cumulative U.S. income position as of the end of the second quarter of 2024.

The three-year period ended December 31, 2023 does not represent a typical operating cycle due to the significant decrease in occurrence of live events as a result of the COVID-19 pandemic from 2020 to

2022. The outbreak of the COVID-19 pandemic at the beginning of 2020 caused a significant disruption for businesses across the live events industry. As a result, the Company generated sizable pre-tax losses from first quarter of 2020 through third quarter of 2021. Although each year of the pandemic yielded improved operating results for the Company from the initial downturn, the economic downturn and consumer uncertainty in the wake of the COVID-19 pandemic contributed to these pre-tax losses through 2022.

ASC 740-10-30-23 states that “a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome.” However, given the weight of the positive evidence outlined below, and the fact that the three-year cumulative loss position is driven by the atypical economic environment and operating cycle (i.e., the 2021 year), the Company concluded that the positive evidence was sufficiently objectively verifiable to release the deferred tax valuation allowance as of the fourth quarter 2023.

Summary of Positive Evidence:

Recent Financial Performance; Future Trends and Forecasts – The Company has experienced double-digit year-over-year growth of U.S. revenue, significant, consistent improvement in profitability and ASC 740 taxable income from 2021 through 2023, overall pre-tax and ASC 740 taxable income in 2023, and sustained quarterly pre-tax income since the second quarter of 2023. Significant drivers of these results include the following, all as further described in Amendment No. 9 under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”:

June 5, 2024

•

Demand for Live Events – The market for live events has continued to rebound after the COVID-19 pandemic, showing substantial growth during 2023. The Company experienced year-over-year revenue growth of 32% in 2023 and an increase in transaction volume on its platform of 44% from 2022 to 2023, as measured by Gross Merchandise Sales. These results highlight the recovery of the live events market, and the Company expects the demand for live events to continue to increase.

•

Scalable Cost Structure – The Company has made material investments in its technology, distribution, data and brand to enable its marketplace to be highly scalable. In historical periods, this has enabled the Company to grow revenue while decreasing operating expenses. For example, during the year ended December 31, 2023, the Company’s revenue increased $331 million while operating expenses decreased by $140 million.

•

Compelling Unit Economics – As a marketplace, the Company generally does not take inventory risk and incurs limited variable costs with each transaction. During the three months ended March 31, 2024 and 2023 and the years ended December 31, 2023 and 2022, the Company’s cost of revenue (exclusive of depreciation and amortization) as a percentage of revenue was 15.0%, 15.8%, 17.0% and 17.9%, respectively.

Management considers these factors to be objectively verifiable, and therefore, included them in developing its future operating forecasts. Items outside of the Company’s control, like an initial public offering (“IPO”), are not objectively verifiable and therefore not included in the Company’s forecasts. Management acknowledges that if the Company completes an IPO, it will incur significant stock-based compensation expense for equity awards outstanding with a performance-based vesting condition based on the occurrence of a liquidity event, which will be satisfied upon the completion of an IPO. The Company believes that IPO-related stock compensation expense is a cost that would be considered an infrequent item as described in ASC 740-10-30-22, which discusses “…evidence indicating that the loss (for example, an unusual or infrequent item) is an aberration rather than a continuing condition.” Given the Company’s demonstrated profitability, expectations for future profitability, and the fact that a significant majority of the tax attributes do not expire, the Company does not anticipate that any IPO-related stock compensation charges would impact its valuation allowance conclusion.

Carryforward of Tax Attributes – The Company has U.S. federal net operating loss (“NOL”) DTAs of approximately $209 million as of December 31, 2023, which all have an unlimited carryforward period. The Company also has a U.S. federal DTA of approximately $109 million related to previously disallowed business interest expense, which may also be carried forward indefinitely.

The Company has U.S. state NOL DTAs of approximately $51 million as of December 31, 2023, which were generated in 2020 and onward. State NOLs are subject to various carryforward periods depending on the jurisdiction, ranging from five years to an indefinite carryforward period. Approximately $37 million of the Company’s state NOL DTAs are in California, New York, Illinois and New Jersey, all of which have an NOL carryforward period of 20 years.

June 5, 2024

Under ASC 740, an entity should consider as many years as it can to reliably estimate future taxable income on the basis of its specific facts and circumstances. Although subjectivity may increase as the number of years increases, it typically is not appropriate for an entity to limit the number of years it uses to estimate future taxable income. Limiting the period over which future taxable income is estimated could inappropriately result in a smoothing of the income statement impact of changes in a valuation allowance. Due to the unlimited carryforward period for the U.S. federal NOLs, which represent the majority of the U.S. tax attributes, the Company’s forecasts of profitability can fluctuate without concern for carryforward expiration. Further, based on the U.S. state carryforward periods and the Company’s forecasted U.S. taxable income over the next several years, the Company believes it is more likely than not that all of the state NOLs will be realizable before expiration.

The Company has analyzed the positive and negative evidence as part of its ongoing assessment of whether its DTAs are realizable. During the fourth quarter of 2023, although negative evidence is present in the form of cumulative losses, the Company has identified significant positive evidence, which outweighs the negative evidence, due to the end of a global pandemic, increased transaction volume and revenue coupled with a focus on operating efficiencies, sustained results and trends towards continued growth and profitability in future periods, and the carryforward periods of the tax attributes. Accordingly, the Company released its valuation allowance against its U.S. and certain foreign DTAs.

21. Net Income (Loss) Per Share Attributable to Common Stockholders, page F-58

8.

In your calculation of dilutive net income per share, please tell us why you are making adjustments for the conversion of Class B to Class A shares and why the Class B net income per share is not impacted by such adjustments.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-26 and F-44 and included disclosure on F-83 of Amendment No. 9 to clarify the rights of Class B shares and related impacts to the presentation of earnings per share for Class A common stock and Class B common stock.

The Company respectfully advises the Staff that its Class B shares are convertible into Class A shares at the discretion of the holder at any time. In presenting diluted earnings per share, the Company adhered to the guidance set forth in ASC 260-10-45-60B(d) and considered the speech delivered by Cathy Cole, the former Associate Chief Accountant in the SEC’s Office of the Chief Accountant, at the 2006 AICPA National Conference on Current SEC and PCAOB Developments. Accordingly, the Company determined that diluted earnings per share for its Class A common stock should reflect the conversion of Class B shares to Class A shares utilizing the if-converted method as it is more dilutive than the two-class method for Class A common stock without conversion. The Company also adhered to the guidance that the diluted earnings per share calculation for its Class B common stock should not consider the conversion of Class B shares into Class A shares under the if-converted method. Instead, the two-class method should be applied for diluted earnings per share for Class B common stock.

* * *

June 5, 2024

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1311 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael Benjamin Michael Benjamin of LATHAM & WATKINS LLP

cc:	Eric H. Baker, StubHub Holdings, Inc.

Mark Streams, StubHub Holdings, Inc.

Connie James, StubHub Holdings, Inc.

Tad J. Freese, Latham & Watkins LLP

Alison A. Haggerty, Latham & Watkins LLP

Dave Peinsipp, Cooley LLP

Kristin VanderPas, Cooley LLP

Denny Won, Cooley LLP